July 25, 2023

To the Board of Directors of AERWINS Technologies Inc.

Re: Resignation from Chief Operating Officer Position

To the Board of Directors:

I hereby resign the Chief Operating Officer of AERWINS Technologies Inc. (the "Company"), effective as of the date set forth above.

My resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

Daisuke Katano

Daisuke Katano

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